Rank One Computing Corporation

1290 Broadway, Suite 1200

Denver, CO 80203

(303) 317-6118

January 16, 2026

Mr. Matthew Crispino

Ms. Jan Woo

Ms. Chen Chen

Ms. Kathleen Collins

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rank One Computing Corp dba ROC
Amendment No. 2 to Registration Statement on Form S-1
Filed on January 12, 2026
File No. 333-291913

Dear Mr. Crispino, Ms. Woo, Ms. Chen, and Ms. Collins:

By letter dated January 15, 2026, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Rank One Computing Corporation (the “Company,” “we,” “us” or “our”) with the Staff’s comments to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on January 12, 2026. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

For your convenience, the comments are listed below, followed by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Registration Statement on Form S-1/A3, which is filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form S-1

Consolidated Financial Statements of Rank One Computing Corporation

Balance Sheets as of September 30, 2025 (Unaudited) and December 31, 2024, page F-2

1.	We note that on January 8, 2026, you effected a 167-to-1 forward stock split of the issued and outstanding common shares. Please explain why the par value of your common shares remained at $0.01 per share and was not impacted, which resulted in an increase in the balance of "common stock" at September 30, 2025 and December 31, 2024, or revise.

Response: The Company filed its Second Amended and Restated Articles of Incorporation ("A&R Charter") on January 8, 2026 with the Secretary of State of Colorado. In the Company's A&R Charter, the par value remained $0.01 per share in accordance with Section IV(A) of the A&R Charter. The Company’s intent was to have the par value remain the same at $0.01 in Section IV(B) after the forward split. When drafting the A&R Charter, the Company believed that changing the par value may introduce legal, accounting and administrative complications that could be avoided by maintaining the $0.01 par value. We also added additional disclosure on page 2 to indicate that the par value did not change.

Report of Independent Registered Public Accounting Firm, page F-20

2.	The opinion of your independent auditor references a future date of January 26, 2026 as it relates to Notes 2, 6 and 11, which does not agree to the opinion date referenced in the auditor's consent. Please revise.

Response: The correct date should be January 12, 2026. January 26, 2026 was a typographical error. We have corrected the disclosure on page F-20.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Tony Brown via email at tony.brown@roc.ai.

Very truly yours,

/s/ Scott Swann
Scott Swann
Chief Executive Officer

Cc: Soyoung Lee, Esq.